Exhibit 21

Subsidiaries of the Registrant

Jurisdiction of Incorporation or Organization
Name	Country	State/Province
The TDL Group Co.	Canada	Nova Scotia
The TDL Group Corp.	Canada	Nova Scotia
Tim’s Realty Partnership	Canada	Ontario
Wentim Company	Canada	Nova Scotia
The TDL Group Partnership	Canada	Ontario
The TDL Marks Corporation (Les Marques de TDL Corporation)	Canada	CBCA
Tim Hortons Advertising and Promotion Fund (Canada) Inc.	Canada	CBCA
Tim Hortons Canada Holdings ULC	Canada	Alberta
Grange Castle Holdings Limited	Canada	CBCA
Tim Donut U.S. Limited, Inc.	United States	Florida
THD Nevada, Inc.	United States	Nevada
Tim Hortons USA Inc.	United States	Delaware
Tim Hortons Delaware Limited Partnership	United States	Delaware
Tim Hortons US LLC	United States	Delaware
The Tim’s National Advertising Program, Inc.	United States	Ohio
SBFD Holding Co.	United States	Delaware
Tim Hortons International S.A.	Luxembourg
Tim Hortons (Ireland) Limited	Republic of Ireland